Exhibit 99.1

Nyxoah Appoints John Landry as Chief Financial Officer

Current CFO, Loïc Moreau, to Transition into Role of President International

Mont-Saint-Guibert, Belgium – November 4, 2024, 10:45pm CET / 4:45pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company that develops breakthrough treatment alternatives for Obstructive Sleep Apnea (OSA) through neuromodulation, today announced the appointment of John Landry as Chief Financial Officer (CFO), effective November 4, 2024. This strategic appointment, in combination with the recent move to the United States of CEO Olivier Taelman, strengthens the Company’s focus on the U.S. market.

Mr. Landry brings over two decades of financial leadership experience in the healthcare and medtech sectors, with a proven track record of driving growth and operational efficiency in public and private companies. Most recently, he served as CFO at Vapotherm Inc., where he played an instrumental role in executing financial strategies that supported significant revenue growth and market share expansion in the U.S. market.

“We are delighted to welcome John to Nyxoah. His deep financial expertise and extensive experience in the U.S. healthcare landscape in combination with his strong investor relations experience will be invaluable as we accelerate our growth in this critical market,” said Olivier Taelman, CEO of Nyxoah. “John’s leadership will help us further optimize our financial strategies and drive operational efficiencies as we prepare Genio for commercialization in the US.”

Additionally, Nyxoah announces that Loïc Moreau, currently CFO, will transition into the newly created role of President International. In this capacity, Mr. Moreau will spearhead Nyxoah’s global expansion efforts, focusing on strengthening the Company’s presence in key international markets.

This announcement reflects Nyxoah’s commitment to building a strong, diversified leadership team to support its ambitious growth objectives.

About Nyxoah

Nyxoah is reinventing sleep for the billion people that suffer from obstructive sleep apnea (OSA). We are a medical technology company that develops breakthrough treatment alternatives for OSA through neuromodulation. Our first innovation is Genio®, a battery-free hypoglossal neuromodulation device that is inserted through a single incision under the chin and controlled by a wearable. Through our commitment to innovation and clinical evidence, we have shown best-in-class outcomes for reducing OSA burden.

Following the successful completion of the BLAST OSA study, the Genio® system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study for FDA and U.S. commercialization approval.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

FORWARD-LOOKING STATEMENTS

Certain statements, beliefs and opinions in this press release are forward-looking, reflecting Nyxoah's current expectations and beliefs regarding the Genio® system; planned and ongoing clinical studies of the Genio® system; the potential advantages of the Genio® system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio® system; the utility of clinical data in potentially obtaining FDA approval of the Genio® system; and potential receipt of FDA approval and entrance into the U.S. market. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. Additionally, these risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of Nyxoah’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2024, and subsequent reports that Nyxoah files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, Nyxoah expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither Nyxoah nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

Loïc Moreau

IR@nyxoah.com

For Media

In United States

FINN Partners – Glenn Silver

glenn.silver@finnpartners.com

In Belgium/France

Backstage Communication – Gunther De Backer

gunther@backstagecom.be

In International/Germany

MC Services – Anne Hennecke

nyxoah@mc-services.eu

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